UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 17, 2019

StoneMor Partners L.P.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-32270	80-0103159
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

3600 Horizon Boulevard Trevose, PA		19053
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (215) 826-2800

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units	STON	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 19, 2019, StoneMor Partners L.P. (the “Partnership”) announced the departure of Garry P. Herdler as Senior Vice President and Chief Financial Officer of StoneMor GP LLC, the general partner of the Partnership (“StoneMor GP”), the appointment of Jeffrey DiGiovanni as Senior Vice President and Chief Financial Officer of StoneMor GP and the departure of James S. Ford as Chief Operating Officer and Senior Vice President. Mr. Herdler will remain with StoneMor GP in a consulting capacity for a 14-week period.

Herdler Consulting Agreement

Mr. Herdler’s management company, ORE Management LLC (the “Consultant”), and StoneMor GP entered into a Consulting Agreement effective September 23, 2019 (the “Consulting Agreement”) pursuant to which the Consultant will cause Mr. Herdler (a) to work with the turnaround consultants previously engaged by the Partnership to assist such consultants in their validation of the Partnership’s previously developed performance improvement plan with accelerated cost reductions to be implemented in the second half of 2019 and in 2020, (b) to work with such consultants and the Partnership to develop a comprehensive written action plan and strategy (the “Plan”) to implement the annualized cost reduction targets identified by such consultants and (c) to perform other services related to the development and implementation of the Plan as may be directed by the President and Chief Executive Officer of StoneMor GP. During the 14-week term of the Consulting Agreement, the Consultant will be entitled to a bi-weekly consulting fee of $21,500. If Consultant delivers a Plan during the term of the Consulting Agreement reflecting at least $10 million in projected annualized cost reductions that has been validated by the Partnership’s turnaround consultants and approved by StoneMor GP, then Consultant shall be eligible to receive an additional fee based on the projected annualized cost reductions, one-time cost reductions and cash collateral reductions (the “Projected Cost Reductions”) set forth in the Plan, as follows:

•	Consultant shall receive a fee of $100,000.00 in the event that the Projected Cost Reductions set forth in the Plan total at least $10,000,000.00 but less than $15,000,000.00;

•	Consultant shall receive a fee of $200,000.00 in the event that the Projected Cost Reductions set forth in the Plan total at least $15,000,000.00 but less than $18,000,000.00; or

•	Consultant shall receive a fee of $300,000.00 in the event that the Projected Cost Reductions set forth in the Plan total an amount greater than or equal to $18,000,000.00.

Under the Consulting Agreement, Mr. Herdler is not required to be on-site after the Company approves the Plan validated by the turnaround consultants. The Consulting Agreement does not restrict Consultant (including Mr. Herdler) from acting as a contractor for a third party or otherwise accepting employment with a third party, subject to Mr. Herdler’s compliance with the confidentiality provisions in his employment agreement.

In connection with entering into the Consulting Agreement, Mr. Herdler and StoneMor GP entered into a Severance Agreement and General Release and Waiver of Claims on September 19, 2019 (the “Herdler Release Agreement”) pursuant to which, in consideration for StoneMor GP agreeing to pay the final $67,500 installment of his 2019 bonus, maintain certain directors’ and officers’ liability insurance under which Mr. Herdler is an insured and enter into the Consulting Agreement, Mr. Herdler released and discharged the Partnership, StoneMor GP and other Releasees (as defined in the Herdler Release Agreement) from any claims, liabilities and causes of action, whether known or unknown.

The foregoing summaries of the Consulting Agreement and the Herdler Release Agreement are not intended to be complete and are qualified in their entirety by reference thereto, copies of which are attached as Exhibit 10.1 and Exhibit 10.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein

DiGiovanni Employment Agreement

Mr. DiGiovanni, age 42, has served as the Chief Accounting Officer of StoneMor GP since September 2018. From January 2012 until joining StoneMor GP, he served as a Managing Director of Pine Hill Group, where he worked with clients to deliver services including readiness for initial public offerings, financial reporting including reporting to the Securities and Exchange Commission and technical accounting assistance on complex transactions. Prior to joining Pine Hill Group, Mr. DiGiovanni’s professional career included years in public accounting, working at top-tier public accounting firms. Specifically, his responsibilities included financial statement review, consultation on complex accounting and reporting matters, including mergers and acquisitions, capital market transactions, mortgage banking activities and SEC reporting requirements. He holds a Bachelor of Science degree in Accounting and a Master of Science in Financial Services from Saint Joseph’s University and is a Certified Public Accountant.

In connection with his appointment as Senior Vice President and Chief Financial Officer, Mr. DiGiovanni and StoneMor GP entered into an employment agreement dated September 19, 2019 (the “Employment Agreement”).

The Employment Agreement provides that Mr. DiGiovanni’s employment with StoneMor GP as Senior Vice President and Chief Financial Officer will continue unless terminated by either party. The Employment Agreement also provides that Mr. DiGiovanni will have such duties and authority as are customarily associated with such position in similarly sized companies, and such other duties, authority and responsibilities as otherwise determined from time to time by StoneMor GP’s Board of Directors (the “Board”) that are not inconsistent with his position with StoneMor GP. Mr. DiGiovanni will report directly to the CEO.

Mr. DiGiovanni’s initial base salary under the Employment Agreement is $350,000 per year, which base salary will be subject to annual review by the Board. Any decrease in base salary will be made only to the extent StoneMor GP contemporaneously and proportionately decreases the base salaries of all of its senior executives.

The Employment Agreement provides that Mr. DiGiovanni will be entitled to receive an annual incentive cash bonus with respect to each calendar year, provided that he will not be eligible to receive such bonus if he is not employed on the last day of the fiscal year to which such bonus relates. The amount of the cash bonus will be targeted at 50% of his base salary with respect to the applicable calendar year and will be based on specific, individual and StoneMor GP goals set by the Compensation Committee of the Board.

Under the Employment Agreement, Mr. DiGiovanni will also be entitled to participate in the StoneMor Amended and Restated 2019 Long-Term Incentive Plan (the “LTIP”) for the 2020 calendar year and each calendar year thereafter to the extent that StoneMor GP offers the LTIP to all senior executives of StoneMor GP. Mr. DiGiovanni’s participation in the LTIP, if Mr. DiGiovanni is so entitled, will be in an annual amount equal to 50% of his base salary, with 50% of such annual amount vesting in equal annual installments over three years and 50% of the annual amount vesting based upon attainment of performance goals as determined by the Board’s Compensation Committee. To the extent Mr. DiGiovanni’s employment terminates on account of “Retirement” (as such term is defined in the agreement) during a performance period applicable to a particular LTIP grant, the portion of such LTIP grant that is subject to performance goals will be earned pro-rata based on actual performance and the number of months that Mr. DiGiovanni was employed during the performance period. To be eligible for a pro-rated portion of the LTIP grant in the event of a Retirement, Mr. DiGiovanni must execute a release substantially in the form attached to his agreement.

StoneMor GP may, on thirty (30) days’ written notice to Mr. DiGiovanni, terminate Mr. DiGiovanni’s employment. Mr. DiGiovanni may terminate his employment at any time upon thirty (30) days’ written notice to StoneMor GP, which StoneMor GP may waive in whole or in part, in its sole discretion, by paying Mr. DiGiovanni his base salary for such thirty (30) day notice period and StoneMor GP may accelerate the effective date of Mr. DiGiovanni’s termination. Mr. DiGiovanni may also terminate his employment for “Good Reason” (as such term is defined in the agreement). Mr. DiGiovanni’s employment will also terminate upon determination of Disability (as such term is defined in the agreement) or automatically upon his death.

If Mr. DiGiovanni’s employment is terminated by StoneMor GP for “Cause” or by Mr. DiGiovanni without “Good Reason” or in the event of Mr. DiGiovanni’s death or “Disability” (as such terms are defined in the agreement), Mr. DiGiovanni will be entitled to receive the following: (i) any base salary for days actually worked through the date of termination; (ii) reimbursement of all expenses for which Mr. DiGiovanni is entitled to be reimbursed pursuant to the agreement, but for which he has not yet been reimbursed; (iii) any vested accrued benefits under StoneMor GP’s employee benefit plans and programs in accordance with the terms of such plans and programs, as accrued through the date of termination; (iv) vested but unissued equity in StoneMor GP or the Partnership; (v) any bonus or other incentive (or portion thereof) for any preceding completed fiscal year that has been awarded by StoneMor GP to Mr. DiGiovanni, but has not been received by him prior to the date of termination; and (vi) accrued but unused vacation, to the extent Mr. DiGiovanni is eligible in accordance with StoneMor GP’s policies.

If Mr. DiGiovanni’s employment is terminated by StoneMor GP without “Cause” or by Mr. DiGiovanni for “Good Reason” (as such terms are defined in the agreement), and provided that Mr. DiGiovanni enters into a release as provided for in the agreement, Mr. DiGiovanni would be entitled to receive, in addition to the benefits described in the preceding paragraph, the following: (i) payment of his base salary for a period of 12 months following the effective date of his termination, to be paid in equal installments in accordance with the normal payroll practices of StoneMor GP, commencing within 60 days following the date of termination, with the first payment including any amounts not yet paid between the date of termination and the date of the first payment and (ii) a pro-rata cash bonus for the fiscal year in which such termination occurs, if any, determined by StoneMor GP (subject to certain the restrictions as set forth above), which will be paid at the same time that annual incentive cash bonuses are paid to other executives of StoneMor GP, but in no event later than March 15 of the fiscal year following the fiscal year in which the date of termination occurs.

In the event of a “Change in Control” (as such term is defined in the agreement), all outstanding equity interests granted to Mr. DiGiovanni that are subject to time-based vesting provisions and that are not fully vested will become fully vested as of the date of such Change in Control. The Employment Agreement also includes customary covenants running during Mr. DiGiovanni’s employment and for 12 months thereafter prohibiting solicitation of employees, directors, officers, associates, consultants, agents or independent contractors, customers, suppliers, vendors and others having business relationships with StoneMor GP or the Partnership and prohibiting Mr. DiGiovanni from directly or indirectly competing with StoneMor GP or the Partnership. The agreement also contains provisions relating to protection of StoneMor GP’s property, its confidential information and ownership of intellectual property as well as various other covenants and provisions customary for an agreement of this nature.

Under the Employment Agreement, StoneMor GP is required to indemnify Mr. DiGiovanni to the fullest extent of the law and subject to the terms of StoneMor GP’s limited liability company agreement against liabilities, costs and expenses incurred by him and arising out of or relating to, among other things, his employment under the agreement or his services for StoneMor GP, the Partnership or their successors and assigns. The Employment Agreement requires that StoneMor GP maintain directors and officer’s liability insurance policies covering Mr. DiGiovanni. The Employment Agreement provides that StoneMor GP will reimburse Mr. Digiovanni for the cost of a supplemental directors’ and officers’ insurance policy for up to $5,000,000 in aggregate coverage.

The foregoing summary of the Employment Agreement is not intended to be complete and is qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated by reference herein.

Ford Separation Agreement

Mr. Ford’s employment with StoneMor GP will terminate on October 1, 2019. In connection with the announcement of Mr. Ford’s departure from StoneMor GP, he and StoneMor GP entered into a Separation Agreement on September 17, 2019 (the “Ford Separation Agreement”) pursuant to which Mr. Ford will be entitled to receive, in addition to payment of amounts due under his Employment Agreement dated March 1, 2018 that had accrued as of his departure date, 12 months of base salary as in effect on his departure date, payable in equal installments in accordance with StoneMor GP’s normal payroll practices, and a prorated portion of any 2019 bonus, payable at such time as 2019 bonuses, if any, are paid to other senior executives of StoneMor GP. Mr. Ford’s entitlement to such separation benefits is conditioned upon his execution of a General Release and Waiver of Claims in the form attached to the Ford Separation Agreement pursuant to which Mr. Ford will release and discharge the Partnership, StoneMor GP and other Releasees (as defined in the agreement) from any claims, liabilities and causes of action, whether known or unknown.

The foregoing summary of the Ford Separation Agreement, including the General Release and Waiver of Claims attached thereto, is not intended to be complete and is qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure

On September 19, 2019, the Partnership issued a press release announcing the management changes discussed in Item 5.02. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 incorporated by reference herein, is being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section, nor shall it be incorporated by reference into any filing made by the Partnership pursuant to the Securities Act or the Exchange Act, other than to the extent that such filing incorporates any or all of such information by express reference thereto.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with a proposed rights offering, the Partnership has filed a registration statement and prospectus with the Securities and Exchange Commission (the “SEC”). Any offer of common units pursuant to such rights offering will be made solely pursuant to the prospectus for the rights offering and following the effectiveness of such registration statement.

In connection with the previously announced proposed reorganization, StoneMor GP (to be converted into a corporation named StoneMor Inc.) and the Partnership have jointly filed with the SEC a registration statement on Form S-4, which includes a prospectus of StoneMor GP and a proxy statement of the Partnership. StoneMor GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED REORGANIZATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about StoneMor GP and the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on its internet website at www.stonemor.com or by contacting its Investor Relations Department at (215) 826-2800.

Participants in the Solicitation

The Partnership, StoneMor GP, and its directors and certain of its members and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of the Partnership in connection with the proposed transaction. Information about the directors and executive officers of StoneMor GP is set forth in the Partnership’s Annual Report on Form 10-K which was filed with the SEC on April 3, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Item 8.01	Other Events.

As discussed above in Item 5.02, on September 19, 2019, the StoneMor GP elevated Jeffrey DiGiovanni to the position of Senior Vice President and Chief Financial Officer, succeeding Garry P. Herdler, who will remain in a consulting capacity for a 14-week period. In addition, James S. Ford, the Chief Operating Officer and Senior Vice President, will be departing effective October 1, 2019. For further discussion regarding these changes, see Item 5.02.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit Number	Description

10.1*	Consulting Agreement effective September 23, 2019 by and between StoneMor GP LLC and ORE Management LLC.

10.2*	Severance Agreement and General Release and Waiver of Claims dated September 19, 2019 by and between StoneMor GP LLC and Garry P. Herdler.

10.3*	Employment Agreement dated September 19, 2019 by and between StoneMor GP LLC and Jeffrey DiGiovanni.

10.4*	Separation Agreement dated September 17, 2019 by and between StoneMor GP LLC and James S. Ford.

99.1**	Press Release dated September 19, 2019.

*	Filed herewith
**	Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STONEMOR PARTNERS L.P.

Date: September 19, 2019	By:	StoneMor GP LLC
its general partner

	By:	/s/ Austin K. So
Austin K. So Senior Vice President, Chief Legal Officer and Secretary